

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

July 5, 2006

via U.S. mail and facsimile

Mr. Robert L. Hulseman
Chief Executive Officer
Solo Cup Company
1700 Old Deerfield Road
Highland Park, IL 60035

> **RE: Solo Cup Company**
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 2, 2006**
> **File No. 333-116843**

Dear Mr. Hulseman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief